UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BLUEKNIGHT ENERGY PARTNERS, L.P.

(Name of Issuer)

Series A Preferred Units

(Title of Class of Securities)

09625U208

(CUSIP Number)

Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219-7673 (214) 651-5562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208	Page 2 of 11 Pages

(1)	Names of Reporting Persons. MSD Capital, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,935,842 [1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,935,842 [1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,935,842 [1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.4%
(14)	Type of Reporting Person (See Instructions) PN

[1]

The acquisition of Series A Preferred Units of the Partnership was previously reported by the Reporting Persons on Amendment No. 6 to the Schedule 13D relating to the Common Units of the Partnership that was filed by the Reporting Persons with the Commission on November 2, 2011.

CUSIP No. 09625U208	Page 3 of 11 Pages

(1)	Names of Reporting Persons. MSD Torchlight, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,935,842 [1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,935,842 [1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,935,842 [1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.4%
(14)	Type of Reporting Person (See Instructions) PN

[1]

The acquisition of Series A Preferred Units of the Partnership was previously reported by the Reporting Persons on Amendment No. 6 to the Schedule 13D relating to the Common Units of the Partnership that was filed by the Reporting Persons with the Commission on November 2, 2011.

CUSIP No. 09625U208	Page 4 of 11 Pages

(1)	Names of Reporting Persons. Michael S. Dell
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,935,842 [1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,935,842 [1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,935,842 [1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.4%
(14)	Type of Reporting Person (See Instructions) IN

[1]

The acquisition of Series A Preferred Units of the Partnership was previously reported by the Reporting Persons on Amendment No. 6 to the Schedule 13D relating to the Common Units of the Partnership that was filed by the Reporting Persons with the Commission on November 2, 2011.

Item 1. Security and Issuer.

This Schedule 13D relates to series A preferred units (the “Series A Preferred Units”) of Blueknight Energy Partners, L.P., a Delaware master limited partnership (the “Partnership”). Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company, is the general partner (the “General Partner”) of the Partnership. The address of the principal executive office of the Partnership is Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa, Oklahoma 74136.

Item 2. Identity and Background.

(a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), MSD Torchlight, L.P., a Delaware limited partnership (“MSD Torchlight”), and Michael S. Dell. MSD Capital, MSD Torchlight and Michael S. Dell are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.

(c) This Schedule 13D is filed on behalf of each of MSD Capital, MSD Torchlight and Michael S. Dell. MSD Torchlight is the record and direct beneficial owner of the Series A Preferred Units covered by this statement. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, MSD Torchlight. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. The principal business of MSD Torchlight is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc. (the “Company”).

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) On July 22, 2010, each of the Company and Michael S. Dell, who serves as the Company’s Chairman and Chief Executive Officer, reached a settlement with the Securities and Exchange Commission (the “Commission”) regarding the Company’s disclosures and alleged omissions prior to its Fiscal 2008 regarding certain aspects of its commercial relationship with Intel Corporation (“Intel”) and separate accounting and financial reporting matters. The Company and Mr. Dell entered into the settlements without admitting or denying the allegations in the Commission’s complaint, as is consistent with common Commission practice.

The Commission’s allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to the Company’s commercial relationship with Intel. Mr. Dell’s settlement did not involve any of the separate accounting-related charges that were settled by the Company. Moreover, Mr. Dell’s settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended, and Rule 13a-14 under the Act and from aiding and abetting violations of Section 13(a) of the Act and Rules 12b-20, 13a-1 and 13a-13 under the Act. In addition, Mr. Dell agreed to a civil monetary penalty of $4 million. The settlement did not include any restrictions on Mr. Dell’s continued service as an officer or director of the Company.

The settlements with the Company and Mr. Dell were approved by the U.S. District Court for the District of Columbia on October 13, 2010.

Other than as set forth above, during the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.

(f) Each of MSD Capital, MSD Torchlight and MSD Capital Management is organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

MSD Torchlight exercised the Rights (as defined below) and acquired 1,935,842 Series A Preferred Units for an aggregate purchase price of approximately $12,582,973 using general working capital.

Item 4. Purpose of Transaction.

The Partnership conducted a rights offering to the holders of its common units (the “Common Units”), whereby the Partnership distributed to each holder of record, as of 5:00 p.m., New York City time, on September 27, 2011 (the “Record Date”), 0.5412 subscription rights (the “Rights”) for each Common Unit held of record as of the Record Date, which entitled such holder to purchase one Series A Preferred Unit of the Partnership at a subscription price of $6.50 per Series A Preferred Unit (the “Rights Offering”). The Rights expired on October 31, 2011. Upon exercise of the Rights, the Reporting Persons acquired 1,935,842 Series A Preferred Units for investment purposes.

The Series A Preferred Units are convertible into Common Units at the holder’s election on a one-for-one basis at a conversion price of $6.50 per Common Unit. The Series A Preferred Units are convertible into Common Units at the option of the Partnership in various instances as described in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

The Reporting Persons acquired Series A Preferred Units in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Partnership. As a unitholder of the Partnership, the Reporting Persons have had general discussions with representatives of the Partnership and the General Partner from time to time regarding various matters relating to the business and operations of the Partnership.

The Reporting Persons may engage in further communications with the General Partner’s management, members of its Board of Directors (the “Board of Directors”) and other unitholders of the Partnership, including discussions regarding the Partnership’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional Series A Preferred Units or other securities of the Partnership, or the disposition of Series A Preferred Units or other securities of the Partnership; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; (d) changes in the present Board of Directors or management of the General Partner; (e) a material change in the present capitalization or dividend policy of the Partnership; (f) any other material change in the Partnership’s business or structure; (g) changes in the Partnership’s certificate of limited partnership or agreement of limited partnership or other actions which may impede the acquisition of control of the Partnership by any person; (h) causing any class of the Partnership’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Persons also intend to review their investment in the Partnership on a continuing basis. Depending on various factors, including, without limitation, the Partnership’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors and management of the General Partner, changes to the composition of the Board of Directors, price levels of the Series A Preferred Units or other securities of the Partnership, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions and/or pursue such options or remedies with respect to their investment in the Partnership as they deem appropriate under the circumstances including, without limitation, pursuing litigation against the General Partner, the Board of Directors, management of the General Partner and/or one or more affiliates thereof.

Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Partnership, the Series A Preferred Units or other securities of the Partnership, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Partnership or securities of the Partnership for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Partnership or any securities of the Partnership or (ii) a member of any syndicate or group with respect to the Partnership or any securities of the Partnership.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) There were no transactions in the Series A Preferred Units that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 21, 2008, MSD Torchlight entered into a cash-settled total return equity swap (“Total Return Swap”) with Citibank, NA New York (“Citibank”) with a reference price of $8.8167. Under the terms of the Total Return Swap (i) MSD Torchlight will be obligated to pay to Citibank any negative price performance of the 519,125 Common Units subject to the Total Return Swap as of the expiration date of the Total Return Swap, plus interest, and (ii) Citibank will be obligated to pay to MSD Torchlight any positive price performance of the 519,125 Common Units subject to the Total Return Swap as of the expiration date of such Total Return Swap.

Any dividends received by Citibank on the 519,125 Common Units during the term of the Total Return Swap will be paid to MSD Torchlight. All balances will be cash settled at the expiration date of the Total Return Swap. The Total Return Swap expires on August 20, 2018, although MSD Torchlight has the right to terminate and close out the Total Return Swap early if it so chooses. The Total Return Swap does not give MSD Torchlight direct or indirect voting, investment or dispositive control over any securities of the Partnership or require Citibank to acquire, hold, vote or dispose of any securities of the Partnership. Accordingly, MSD Torchlight disclaims any beneficial ownership in securities that may be referenced in the Total Return Swap.

As described in Item 4 above, the Partnership distributed the Rights to each holder of record as of the Record Date. Pursuant to the terms of the Total Return Swap, MSD Torchlight had the right to determine whether the Total Return Swap should also include 280,950 Series A Preferred Units with a reference price of $6.50. On October 31, 2011, MSD Torchlight notified Citibank of its election to include the 280,950 Series A Preferred Units as part of the Total Return Swap with a reference price of $6.50. Under the terms of the Total Return Swap (i) MSD Torchlight will be obligated to pay to Citibank any negative price performance of the 280,950 Series A Preferred Units subject to the Total Return Swap as of the expiration date of the Total Return Swap, plus interest, and (ii) Citibank will be obligated to pay to MSD Torchlight any positive price performance of the 280,950 Series A Preferred Units subject to the Total Return Swap as of the expiration date of such Total Return Swap. Any dividends that would be payable on 280,950 Series A Preferred Units during the term of the Total Return Swap will be paid to MSD Torchlight.

In addition to the Total Return Swap, the Reporting Persons may from time to time enter into and dispose of additional cash-settled total return equity swaps or other similar derivative transactions that are based upon the value of the Series A Preferred Units or other securities of the Partnership, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be dependent, in whole or in part, on the market value of the Series A Preferred Units or other securities of the Partnership or the value of the Series A Preferred Units or other securities of the Partnership in comparison to one or more other financial instruments, indexes or securities, or a combination of any of the foregoing.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Series A Preferred Units or any other securities of the Partnership.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.1	Joint Filing Agreement (furnished herewith)

99.2	Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 14, 2011 by the Partnership with the Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2012	MSD CAPITAL, L.P.

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MSD TORCHLIGHT, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager and General Counsel

MICHAEL S. DELL

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.1	Joint Filing Agreement (furnished herewith)

99.2	Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 14, 2011 by the Partnership with the Commission)